SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549


************************************
          In the Matter of
 Alliant Energy Corporation, et al.           CERTIFICATE
                                              PURSUANT TO
          File No. 70-9455                      RULE 24

(Public Utility Holding Company Act
              of 1935)
************************************

           This Certificate of Notification (the "Certificate") is filed by Alliant Energy Corporation ("Alliant Energy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and its wholly-owned subsidiary, Alliant Energy Resources, Inc. ("Resources"), in connection with the transactions proposed in the Form U-1 Application-Declaration (the "Application-Declaration"), as amended, of Alliant Energy and Resources (collectively, the "Applicants") in File No. 70-9455. These transactions were authorized by order of the Securities and Exchange Commission
(the "Commission") dated August 26, 1999 (the "Order"). The Applicants hereby certify the matters set forth below pursuant to Rule 24 of the rules under the Act:

a. The sales of Common Stock of Alliant Energy and the purchase price per share and the market price per share at the date of the agreement of sale.

           ANSWER:

           10/15/99  32,252 shares        $27.5651/share
           11/15/99  212,108 shares       $28.3751/share
           12/15/99  35,433 shares        $26.6583/share

      Shares shown above were issued pursuant to the Company's Shareowner Direct Plan. Shares were credited to Plan participant's accounts at the prices shown.
      This price represents the average of the high and low market price for the day the shares were issued.

b. The total number of shares of Alliant Energy Common Stock issued or issuable under options granted during the quarter under Alliant Energy's benefit plans or otherwise.

           ANSWER:  NONE

c. If Common Stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquiror.

           ANSWER:  NONE

d. The names of the guarantors and of the beneficiary of any Guaranteed Note, Alliant Energy Guarantee or Nonutility
      Subsidiary Guarantee issued during the quarter, and the amount, terms and purpose of the guarantee.

           ANSWER:

           The guarantees issued can be summarized as follows:

                                                                                                          Nominal
                    Guarantor             On behalf of        Purpose                                     Amounts
                    ---------------    ------------------     ------------------------------           -------------
                    Alliant Energy           AER              Debt issue                                $250,000,000
                    Alliant Energy           AER              Hedging debt issue (see (g))*             $250,000,000
                    Alliant Energy           HPI              Debt issue                                  $6,112,000

                                                              Financing sub-total:                      $506,112,000

                    Alliant Energy        Servco / WP&L       Capacity purchase                           $3,000,000


                    Alliant Energy       Cargill-Alliant      Bulk power purchases/sales **              $25,750,000


                    Alliant Energy     Various subsidiaries   Workers compensation bonds, etc.           $23,270,151

                                                              Alliant Energy total:                     $558,132,151


           *  Hedging transaction was in place for one week
           (November 1-8, 1999) in anticipation of the pricing of the AER debt issue.

           ** Revocable guarantees with a maximum theoretical exposure as shown. Actual exposure is materially lower than the nominal amount of the guarantees.

           See EXHIBIT A attached for additional details.

e. The amount and terms of any Debentures issued during the quarter.

           ANSWER:  NONE

f. The amount and terms of any financings consummated by any Nonutility Subsidiary during the quarter that are not exempt under Rule 52.

           ANSWER:  NONE

g. The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter and the identity of the parties to such instruments.

           ANSWER:   Alliant Energy Resources, guaranteed by
           Alliant Energy, entered into an anticipatory hedge with Wachovia Bank N.A. in relation to its $250,000,000 7 3/8% senior notes due 2009. Specifically, a $250,000,000 (notional amount) forward-starting cash-settled interest rate swap was entered into on November 1, 1999 and cash settled (unwound) on November 8, 1999. The interest rate swap would have started on November 10, 1999, and terminated on November 10, 2009, paying LIBOR against 10-year U.S. Treasuries plus 150 basis points. The effect was to hedge the interest rate risk assumed between the launch and the pricing dates of the above-mentioned debentures.

h.    The name, parent company, and amount invested in any new
      Intermediate Subsidiary or Financing Subsidiary during the quarter.

           ANSWER:   NONE

i. A list of U-6B-2 forms (Certificate of the issuance, renewal or guarantee of a security exempted from provisions of
      Section 6(a)) filed with the Commission during the quarter, including the name of the filing entity and the date of filing.

           ANSWER:

           Alliant Energy Corporate Services, Inc.  November 15,
           1999


j. Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including AEC, that has engaged in jurisdictional financing transactions during the quarter.

           ANSWER:   See EXHIBIT B attached.

                         S I G N A T U R E

           Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Certificate to be signed on their behalf by the undersigned thereunto duly authorized.



                               ALLIANT ENERGY CORPORATION



                               By:  /s/ Edward M. Gleason
                                    -----------------------
                                    Name:  Edward M. Gleason
                                    Title: Vice President-Treasurer
                                              and Corporate Secretary




March 31, 2000


APPENDIX A
                                                                                              Date Of         Date of       Amount
Guarantor    On Behalf Of            Purpose                   Counterparty Name             Guarantee      Expiration    Guaranteed
----------  ---------------  --------------------------    -------------------------------------------------------------------------
  AEC           AER          Debt issue                    AER 7-3/8% Senior Notes due 2009      Nov-99      Nov-09     $250,000,000
  AEC           AER          Hedging debt issue            Wachovia Bank N.A.                    Nov-99      Nov-99     $250,000,000

  AEC           HPI          Debt issue                    HPI Permanent Loan Commitments                                 $6,112,000

  AEC      Servco / WP&L     Capacity purchase             NUI Energy Brokers                  02/28/2000  12/31/2001     $3,000,000


  AEC     Cargill-Alliant    Bulk power purchases/sales    Electric Clearinghouse (Dynegy)     08/09/1999  07/30/2000     $2,000,000
  AEC     Cargill-Alliant    Bulk power purchases/sales    Bonneville Power Admin.             08/12/1999  08/05/2000     $1,000,000
  AEC     Cargill-Alliant    Bulk power purchases/sales    Florida Power & Light Company       08/11/1999  08/04/2000    $10,000,000
  AEC     Cargill-Alliant    Bulk power purchases/sales    Sask Power                          09/13/1999  08/26/2000     $1,000,000
  AEC     Cargill-Alliant    Bulk power purchases/sales    Tucson Electric Power Co.           09/15/1999  09/08/2000     $1,000,000
  AEC     Cargill-Alliant    Bulk power purchases/sales    Public Service Co. of Colorado/     09/17/1999  09/07/2000     $2,000,000
                                                              Southwestern PSC
  AEC     Cargill-Alliant    Bulk power purchases/sales    PG&E Energy Trading - Power         09/17/2000  09/08/2000     $2,000,000
  AEC     Cargill-Alliant    Bulk power purchases/sales    Salt River Project Agricultural     09/16/1999  09/09/2000     $1,000,000
                                                              Power District
  AEC     Cargill-Alliant    Bulk power purchases/sales    British Columbia Power Exchange     09/21/1999  09/14/2000     $1,000,000
  AEC     Cargill-Alliant    Bulk power purchases/sales    NRG Power Marketing, Inc.           10/15/1999  09/30/2000     $2,000,000
  AEC     Cargill-Alliant    Bulk power purchases/sales    The City of Santa Clara             12/27/1999  10/22/2000     $1,000,000
  AEC     Cargill-Alliant    Bulk power purchases/sales    Niagara Mowhawk Energy Marketing    12/09/1999  12/03/2000     $1,000,000
  AEC     Cargill-Alliant    Bulk power purchases/sales    Puget Sound Energy, Inc.            12/10/1999  12/03/2000       $750,000


  AEC         Energys        Sidewalk Obstruction          City of LaCrosse                                                  $10,000
  AEC         Energys        Gas Contractors Bond          City of LaCrosse                                                  $10,000
  AEC         Energys        License/Permit Bond           City of Little Canada                                              $5,000
  AEC         Energys        Nebraska Tax Bond             Wis-Pak of Norfolk, Inc.                                           $5,000
  AEC           HPI          Tax Credit Bond               US IRS                                                            $49,200
  AEC           HPI          Tax Credit Bond               US IRS                                                           $222,600
  AEC           HPI          Tax Credit Bond               US IRS                                                            $10,300
  AEC           HPI          Tax Credit Bond               US IRS                                                           $104,000
  AEC           HPI          Tax Credit Bond               US IRS                                                             $6,300
  AEC           HPI          Tax Credit Bond               US IRS                                                            $77,100
  AEC           HPI          Tax Credit Bond               US IRS                                                             $3,500
  AEC           HPI          Tax Credit Bond               US IRS                                                             $1,500
  AEC           HPI          Tax Credit Bond               US IRS                                                             $5,800
  AEC           HPI          Tax Credit Bond               US IRS                                                           $330,800
  AEC           HPI          Tax Credit Bond               US IRS                                                           $193,400
  AEC           HPI          Tax Credit Bond               US IRS                                                            $56,800
  AEC           HPI          Tax Credit Bond               US IRS                                                           $223,000
  AEC           HPI          Tax Credit Bond               US IRS                                                            $39,200
  AEC           HPI          Tax Credit Bond               US IRS                                                            $84,000
  AEC           HPI          Tax Credit Bond               US IRS                                                            $69,700
  AEC           HPI          Tax Credit Bond               US IRS                                                            $41,300
  AEC           HPI          Tax Credit Bond               US IRS                                                            $17,800
  AEC           HPI          Tax Credit Bond               US IRS                                                           $225,000
  AEC           HPI          Tax Credit Bond               US IRS                                                             $2,300
  AEC           HPI          Tax Credit Bond               US IRS                                                            $72,300
  AEC           HPI          Tax Credit Bond               US IRS                                                           $161,300
  AEC           IES          License/Highway Restoration   City of Centerpoint Iowa                                           $5,000
  AEC           IES          License/Highway Restoration   City of Mason City, Iowa                                           $5,000
  AEC           IES          License/Highway Restoration   City of Storm Lake Iowa                                           $50,000
  AEC           IES          Performance Bond              Johnson Control Inc.                                           $3,560,063
  AEC           IES          Performance Bond              Ottumwa Housing Authority                                        $139,650
  AEC           IES          Longshore WC Bond             US Department of Labor                                           $500,000
  AEC           IES          Performance Bond              Woodward State Hospital                                        $2,887,195
  AEC           IPC          License/Highway Restoration   Freeborn County Highway Department                                 $5,000
  AEC           IPC          Longshore WC Bond             US Department of Labor                                           $400,000
  AEC        IPC/AECS        Worker's Compansation Bond    State of Minnesota                                               $310,000
  AEC      IPC/AECS/AER      Worker's Compansation Bond    State of Illinois                                                $200,000
  AEC           RMT          Performance Bond              Better Brite Remedial Action                                     $900,297
  AEC           RMT          Contractors Bond              City of Mobile Alabama                                            $10,000
  AEC           RMT          Performance Bond              East Penn Manufacturing Co.                                    $1,280,647
  AEC           RMT          Performance Bond              ILCO Superfund Site                                            $7,760,050
  AEC           RMT          Performance Bond              Keystone-Texas White Rock Corp.                                   $21,130
  AEC           RMT          Contractors Bond              State of California                                                $7,500
  AEC           RMT          Contractors Bond              State of Florida                                                  $50,000
  AEC           RMT          Permit Bonc                   State of Indiana                                                   $2,500

                                      -5-

  AEC        Whiting         Oil & Gas                     State of Arkansas                                                 $75,000
  AEC        Whiting         Oil & Gas                     State of New Mexico                                               $50,000
  AEC        Whiting         Oil & Gas                     State of North Dakota                                            $100,000
  AEC        Whiting         Oil & Gas                     State of North Dakota                                            $100,000
  AEC        Whiting         Oil & Gas                     State of North Dakota                                            $100,000
  AEC        Whiting         Oil & Gas                     State of North Dakota                                            $100,000
  AEC        Whiting         Oil & Gas                     State of North Dakota                                             $50,000
  AEC        Whiting         Oil & Gas                     State of Wyoming                                                  $25,000
  AEC        Whiting         Mineral Lease                 US Department of Interior                                        $200,000
  AEC        Whiting         Mineral Lease                 US Department of Interior                                        $200,000
  AEC        Whiting         Mineral Lease                 US Department of Interior                                        $200,000
  AEC          WP&L          Performance Bond              City of Fennimore                                                $623,000
  AEC          WP&L          License/Highway Restoration   City of Fond du Lac                                               $10,000
  AEC          WP&L          Performance Bond              Elroy Electric Utility                                           $230,000
  AEC          WP&L          Performance Bond              Evansville Water & Light                                          $90,346
  AEC          WP&L          Performance Bond              Menasha Electric Water Utility                                   $140,000
  AEC          WP&L          Performance Bond              Stoughton Electric Utility                                        $95,572
  AEC          WP&L          Longshore WC Bond             US Department of Labor                                           $200,000
  AEC          WP&L          Customs bond                  US Department of Treasury                                         $50,000
  AEC          WP&L          License/Highway Restoration   Village of Prairie du Sac                                         $10,000
  AEC       WP&L/AECS        Worker's Compansation Bond    State of Wisconsin                                               $500,000
                                                                                                                        ------------

                                                             Total AEC Guarantees                                       $558,132,151
                                                                                                                        ============

APPENDIX B

                                            ALLIANT ENERGY CORPORATION
                                           CONSOLIDATED BALANCE SHEETS

                                                                                            December 31,
ASSETS                                                                               1999                 1998
-------------------------------------------------------------------------------------------------------------------
                                                                                           (in thousands)
Property, plant and equipment:
  Utility -
    Plant in service -
      Electric                                                                     $5,032,675           $4,866,152
      Gas                                                                             540,874              515,074
      Other                                                                           458,547              409,711
                                                                              ----------------     ----------------
                                                                                    6,032,096            5,790,937
    Less - Accumulated depreciation                                                 3,077,459            2,852,605
                                                                              ----------------     ----------------
                                                                                    2,954,637            2,938,332
    Construction work in progress                                                     119,276              119,032
    Nuclear fuel, net of amortization                                                  54,363               44,316
                                                                              ----------------     ----------------
                                                                                    3,128,276            3,101,680
  Other property, plant and equipment, net of accumulated
    depreciation and amortization of $184,722 and $178,248, respectively              357,758              355,100
                                                                              ----------------     ----------------
                                                                                    3,486,034            3,456,780
                                                                              ----------------     ----------------
-------------------------------------------------------------------------------------------------------------------

Current assets:
  Cash and temporary cash investments                                                 113,669               31,827
  Accounts receivable:
    Customer, less allowance for doubtful accounts
      of $2,253 and $2,518, respectively                                               67,299               47,952
    Unbilled utility revenues                                                          48,033               55,014
    Other, less allowance for doubtful accounts
      of $954 and $490, respectively                                                   30,095               26,054
  Notes receivable, less allowance for doubtful
      accounts of $153 and $120, respectively                                           6,328               13,392
  Income tax refunds receivable                                                        14,611               14,826
  Production fuel, at average cost                                                     49,657               54,140
  Materials and supplies, at average cost                                              52,440               53,490
  Gas stored underground, at average cost                                              23,151               26,013
  Regulatory assets                                                                    33,439               30,796
  Prepaid gross receipts tax                                                           20,864               22,222
  Other                                                                                26,400               15,941
                                                                              ----------------     ----------------
                                                                                      485,986              391,667
                                                                              ----------------     ----------------
-------------------------------------------------------------------------------------------------------------------

Investments:
  Investment in McLeodUSA Inc.                                                      1,123,790              320,280
  Nuclear decommissioning trust funds                                                 271,258              225,803
  Investments in foreign entities                                                     198,055               68,882
  Other                                                                                59,866               54,776
                                                                              ----------------     ----------------
                                                                                    1,652,969              669,741
                                                                              ----------------     ----------------
-------------------------------------------------------------------------------------------------------------------

Other assets:
  Regulatory assets                                                                   263,610              284,467
  Deferred charges and other                                                          187,084              156,682
                                                                              ----------------     ----------------
                                                                                      450,694              441,149
                                                                              ----------------     ----------------
-------------------------------------------------------------------------------------------------------------------

Total assets                                                                       $6,075,683           $4,959,337
                                                                              ================     ================
-------------------------------------------------------------------------------------------------------------------

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                                                ALLIANT ENERGY CORPORATION
                                          CONSOLIDATED BALANCE SHEETS (Continued)

                                                                                                     December 31,
CAPITALIZATION AND LIABILITIES                                                                1999                  1998
----------------------------------------------------------------------------------------------------------------------------
                                                                                                (in thousands)
Capitalization (See Consolidated Statements of Capitalization):
  Common stock                                                                                   $790                  $776
  Additional paid-in capital                                                                  942,408               905,130
  Retained earnings                                                                           577,464               537,372
  Accumulated other comprehensive income                                                      634,903               163,017
                                                                                    ------------------    ------------------
    Total common equity                                                                     2,155,565             1,606,295
                                                                                    ------------------    ------------------

  Cumulative preferred stock of subsidiaries, net                                             113,638               113,498
  Long-term debt (excluding current portion)                                                1,486,765             1,543,131
                                                                                    ------------------    ------------------
                                                                                            3,755,968             3,262,924
                                                                                    ------------------    ------------------
----------------------------------------------------------------------------------------------------------------------------

Current liabilities:
  Current maturities and sinking funds                                                         54,795                63,414
  Variable rate demand bonds                                                                   55,100                56,975
  Commercial paper                                                                            374,673                64,500
  Notes payable                                                                                50,046                51,784
  Capital lease obligations                                                                    13,321                11,978
  Accounts payable                                                                            191,149               204,297
  Accrued taxes                                                                                78,825                84,921
  Other                                                                                       115,716               111,685
                                                                                    ------------------    ------------------
                                                                                              933,625               649,554
                                                                                    ------------------    ------------------
----------------------------------------------------------------------------------------------------------------------------

Other long-term liabilities and deferred credits:
  Accumulated deferred income taxes                                                         1,018,482               691,624
  Accumulated deferred investment tax credits                                                  71,857                77,313
  Environmental liabilities                                                                    65,327                68,399
  Customer advances                                                                            38,096                37,171
  Capital lease obligations                                                                    26,041                13,755
  Other                                                                                       166,287               158,597
                                                                                    ------------------    ------------------
                                                                                            1,386,090             1,046,859
                                                                                    ------------------    ------------------
----------------------------------------------------------------------------------------------------------------------------

Commitments and Contingencies (Note 12)
----------------------------------------------------------------------------------------------------------------------------

Total capitalization and liabilities                                                       $6,075,683            $4,959,337
                                                                                    ==================    ==================
----------------------------------------------------------------------------------------------------------------------------

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.